SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 17th, May 2006

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          Twin Mining Corporation

                                         (Registrant)

Date May17th, 2006

       s.   Hermann Derbuch

        Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

TWIN MINING CORPORATION

Suite 1250,  155 University Avenue

Toronto / Ontario      M5H  3B7

Tel: (416) 777-0013   Fax: (416) 777-0014

 Web-site:www.twinmining.com  E-mail: info@twinmining.com

Press Release

Toronto, Ontario May 17, 2006

TWIN MINING FILES JACKSON INLET 43-101 TECHNICAL REPORT

AS PART OF CREATING NEW DIAMOND EXPLORATION VENTURE

Twin Mining Corporation (“Twin Mining”) (TWG:TSX) is pleased to announce that MPH Consulting Limited (“MPH”) has completed the Jackson Inlet 43-101 Technical Report*. The report was prepared in connection with the previously announced proposed spin-off of Twin Mining’s diamond assets to a subsidiary intended to increase their visibility and better unlock their value.

MPH in the Technical Report reached the following conclusions:

“Work-to-date at Jackson Inlet has been extensive, and has served to demonstrate that potentially significant diamond deposits exist at Freightrain and Cargo-1, and that there is potential to discover more within Twin Mining’s overall Brodeur Peninsula land position.”

“The large body of regional exploration is deemed by MPH sufficient to justify an aggressive discovery-oriented program within the Property but with extensive pre-field processing, and further analysis of the data needed to help prioritize geophysical and geochemical (KIM) anomalies. Similarly, the work on the known kimberlites is also deemed sufficient to plan and implement advanced evaluation of the known kimberlite bodies. MPH is confident that for the most part, industry best-practices have been followed on all programs and data integrity are intact.”

“MPH believes that there is sufficient tonnage potential with the known bodies at Jackson Inlet to develop a similar sized operation to Jericho of Tahera Diamond Corporation, Canada’s smallest diamond mine with ~5.5Mt of reserves and resources grading 0.85 cpt and diamonds valued at C$145, which is designed to produce at 75tph. Simplistically, one might expect that for Brodeur, with access to tidewater only 12km from Freightrain for supplies such as fuel (and a longer shipping season than the NWT winter road), and with generally superior geological conditions for mining, overall revenue per tonne requirements may be considerably less than Jericho’s ~C$120/tonne. Also, and for the same reasons, overall capital may be considerably less in that a modular process plant and other major infrastructural buildings can be barge mounted in warmer climes, and simply floated to Jackson Inlet and commissioned. These cost parameters need to be established. In MPH’s opinion, it is imperative that the Freightrain – Cargo-1 system be concisely delineated and evaluated during 2006 to establish resources to at least high confidence Inferred Status under NI 43-101 policy to enable a Scoping Study to be completed, which if positive, would trigger a Pre-feasibility Study in 2007.”

A conceptual estimate of the recommended program costs, based on Twin Mining’s past expenditures and present industry rates from quotations, covering:

Data compilation, Mobilization/Demobilization;

Trenching of Freightrain, Cargo-1 and Corridor Kimberlites  ~5,000m;

Mini-bulk Sampling of ~850-1000 tonnes;

Delineation HQ coring of Freightrain, Cargo-1 and Corridor ~8,000 m;

Regional NQ coring of ~20 targets;

Consulting and Contracting and

Project and Scoping Study Reporting

     amounts to $7,000,000.

“This program would constitute the definitive evaluation of the Freightrain and Cargo-1 prospects and with success should lead to pre-feasibility evaluations. The Regional Exploration component should also be definitive in discovering more kimberlites on Twin Mining’s property should they exist, which if proven diamondiferous with the discovery hole, would trigger similar delineation-type programs later in 2006 or very early in 2007.”

Twin Mining entered into a letter agreement with M Partners Inc. (see press release March 28, 2006) to provide financing for the new diamond venture. Completion of the spin-off is subject to the venture obtaining adequate financing and regulatory approvals.

Howard Coates of MPH, a qualified person under National Instrument 43-101 has verified the contents of this release relating to the Technical Report.

Twin Mining’s assets comprise diamond properties under exploration in Canada’s eastern Arctic, the advanced development stage Atlanta Gold Mine in Idaho, U.S.A. and the Abitibi gold properties under exploration in Quebec.

For further information contact:  Hermann Derbuch, P.Eng.,

          Chairman, President & CEO, Twin Mining Corporation

                                                          Tel.: (416) 777-0013  Fax: (416) 777-0014 E-mail: info@twinmining.com

          Badshah Communications Group Ltd.

          Tel.: (604) 408.7522   or  Toll Free: 1 866 857 7522

          Fax: (604) 408.7528  E-mail: anwarbad@hotmail.com

* Twin Mining’s 43-101 Technical Report on the Jackson Inlet Project, (Brodeur Diamond Project), Nunavut and other public documents are available at www.sedar.com or at the Company's website: www.twinmining.com